Exhibit 11.1

AMERLIN EXPLORATION SERVICES LTD.
2150 - 1851 Savage Road, Richmond, B.C. V6V 1R1 Tel:(604) 821-1088
July 16, 2003.

Mr. Ernest S. Peters
Entourage Mining Ltd.
675 West Hastings Street
Vancouver, British Columbia
Canada V6B 1N2

Dear Sir:

Re:   Entourage Mining Ltd's Form 20-FR

I concur with the Summary and Conclusions in the Technical Report on Emerald Potential of the Finlayson Properties, Finlayson Lake area, Yukon prepared by Messrs Scott Casselman and Michael Power and dated March 21, 2003. I consent to being named as an expert concerning emerald exploration in the area described in this report and as described in Form 20-FR under headings: Item 4 - Information on the Company, B - Business Overview, Background. I furthermore agree to the filing of this consent letter as an exhibit to relevant registration documents Entourage Mining Ltd. may be required to file with the Securities and Exchange Commission.

Yours truly,

/s/ Carl G. Verley, P.Geo.,
Carl G. Verley, P.Geo.